

May 20, 2014

Via E-mail
Qayed Shareef
Chief Executive Officer
Adaptive Medias, Inc.
16795 Von Karman Ave., #240
Irvine, CA 92606

> **Re:** **Adaptive Medias, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed May 13, 2014**
> **File No. 000-54074**

Dear Mr. Shareef:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 2 of our prior letter. Based on the significant amount of shares that potentially may be issued to OneScreen in connection with this acquisition, we believe you should expand your description of the transaction to discuss the assets to be acquired. In addition, please disclose the implied value of the assets and whether your board of directors obtained a third-party valuation. If not, please explain why the board thought such a valuation was unnecessary. In addition, please provide disclosure with respect to all material relationships that existed between you and your affiliates, on the one hand, and OneScreen and its affiliates, on the other hand, prior to the time of the acquisition. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transaction and disclose the benefits they received for their roles.

Please contact Brandon Hill, Attorney-Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director